                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (AMENDMENT NO. 3)

                              --------------------

                         MULTI-BENEFIT REALTY FUND '87-1
                                (Name of Issuer)


                  CLASS A UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      NONE
                                 (CUSIP Number)
                              --------------------

                                 PATRICK J. FOYE
                            EXECUTIVE VICE PRESIDENT
                   APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                     1873 SOUTH BELLAIRE STREET, 17TH FLOOR
                             DENVER, COLORADO 80222
                                 (303) 757-8101

                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)
                              --------------------


                                    COPY TO:

                               JOHN A. HEALY, ESQ.
                               ROGERS & WELLS LLP
                                 200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                 (212) 878-8000
                              --------------------

                                DECEMBER 21, 1998
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

                         (Continued on following pages)

                              (Page 1 of 22 Pages)

----------------                                                ----------------
CUSIP No.   NONE                     13D/A                        Page 2 of 22
----------------                                                ----------------
================================================================================
    1.    NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                         COOPER RIVER PROPERTIES, L.L.C.
--------------------------------------------------------------------------------
    2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                          (a)[ ]
                                                                          (b)[X]
--------------------------------------------------------------------------------
    3.    SEC USE ONLY

--------------------------------------------------------------------------------
    4.    SOURCE OF FUNDS
                         AF
--------------------------------------------------------------------------------
    5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) OR 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
    6.    CITIZENSHIP OR PLACE OF ORGANIZATION

                         DELAWARE
--------------------------------------------------------------------------------
                    7.   SOLE VOTING POWER
       NUMBER OF
         SHARES
      BENEFICIALLY       0
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
--------------------------------------------------------------------------------
                    8.   SHARED VOTING POWER

                         5,183
--------------------------------------------------------------------------------
                    9.   SOLE DISPOSITIVE POWER

                         0
--------------------------------------------------------------------------------
                   10.   SHARED DISPOSITIVE POWER

                         5,183
--------------------------------------------------------------------------------
    11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         28,573
--------------------------------------------------------------------------------
    12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             [ ]
--------------------------------------------------------------------------------
    13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                         29.7%
--------------------------------------------------------------------------------
    14.   TYPE OF REPORTING PERSON

                         OO
================================================================================

----------------                                                ----------------
CUSIP No.   NONE                     13D/A                        Page 3 of 22
----------------                                                ----------------
================================================================================
    1.    NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                         INSIGNIA PROPERTIES, L.P.
--------------------------------------------------------------------------------
    2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                          (a)[ ]
                                                                          (b)[X]
--------------------------------------------------------------------------------
    3.    SEC USE ONLY

--------------------------------------------------------------------------------
    4.    SOURCE OF FUNDS
                         WC
--------------------------------------------------------------------------------
    5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) OR 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
    6.    CITIZENSHIP OR PLACE OF ORGANIZATION

                         DELAWARE
--------------------------------------------------------------------------------
                    7.   SOLE VOTING POWER
       NUMBER OF
         SHARES
      BENEFICIALLY       0
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
--------------------------------------------------------------------------------
                    8.   SHARED VOTING POWER

                         5,183
--------------------------------------------------------------------------------
                    9.   SOLE DISPOSITIVE POWER

                         0
--------------------------------------------------------------------------------
                   10.   SHARED DISPOSITIVE POWER

                         5,183
--------------------------------------------------------------------------------
    11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         28,573
--------------------------------------------------------------------------------
    12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             [ ]
--------------------------------------------------------------------------------
    13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                         29.7%
--------------------------------------------------------------------------------
    14.  TYPE OF REPORTING PERSON

                         PN
================================================================================

----------------                                                ----------------
CUSIP No.   NONE                     13D/A                        Page 4 of 22
----------------                                                ----------------
================================================================================
    1.    NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                         INSIGNIA PROPERTIES TRUST
--------------------------------------------------------------------------------
    2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                          (a)[ ]
                                                                          (b)[X]
--------------------------------------------------------------------------------
    3.    SEC USE ONLY

--------------------------------------------------------------------------------
    4.    SOURCE OF FUNDS
                         NOT APPLICABLE
--------------------------------------------------------------------------------
    5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) OR 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
    6.    CITIZENSHIP OR PLACE OF ORGANIZATION

                         MARYLAND
--------------------------------------------------------------------------------
                    7.   SOLE VOTING POWER
       NUMBER OF
         SHARES
      BENEFICIALLY       0
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
--------------------------------------------------------------------------------
                    8.   SHARED VOTING POWER

                         5,183
--------------------------------------------------------------------------------
                    9.   SOLE DISPOSITIVE POWER

                         0
--------------------------------------------------------------------------------
                   10.   SHARED DISPOSITIVE POWER

                         5,183
--------------------------------------------------------------------------------
    11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         28,573
--------------------------------------------------------------------------------
    12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             [ ]
--------------------------------------------------------------------------------
    13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                         29.7%
--------------------------------------------------------------------------------
    14.   TYPE OF REPORTING PERSON

                         OO
================================================================================

----------------                                                ----------------
CUSIP No.   NONE                     13D/A                        Page 5 of 22
----------------                                                ----------------
================================================================================
    1.    NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                         MADISON RIVER PROPERTIES, L.L.C.
--------------------------------------------------------------------------------
    2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                          (a)[ ]
                                                                          (b)[X]
--------------------------------------------------------------------------------
    3.    SEC USE ONLY

--------------------------------------------------------------------------------
    4.    SOURCE OF FUNDS
                         NOT APPLICABLE
--------------------------------------------------------------------------------
    5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) OR 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
    6.    CITIZENSHIP OR PLACE OF ORGANIZATION

                         DELAWARE
--------------------------------------------------------------------------------
                    7.   SOLE VOTING POWER
       NUMBER OF
         SHARES
      BENEFICIALLY       0
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
--------------------------------------------------------------------------------
                    8.   SHARED VOTING POWER

                         21,457
--------------------------------------------------------------------------------
                    9.   SOLE DISPOSITIVE POWER

                         0
--------------------------------------------------------------------------------
                   10.   SHARED DISPOSITIVE POWER

                         21,457
--------------------------------------------------------------------------------
    11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         28,573
--------------------------------------------------------------------------------
    12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             [ ]
--------------------------------------------------------------------------------
    13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                         29.7%
--------------------------------------------------------------------------------
    14.   TYPE OF REPORTING PERSON

                         OO
================================================================================

----------------                                                ----------------
CUSIP No.   NONE                     13D/A                        Page 6 of 22
----------------                                                ----------------
================================================================================
    1.    NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                         AIMCO PROPERTIES, L.P.
--------------------------------------------------------------------------------
    2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                          (a)[ ]
                                                                          (b)[X]
--------------------------------------------------------------------------------
    3.    SEC USE ONLY

--------------------------------------------------------------------------------
    4.    SOURCE OF FUNDS
                         NOT APPLICABLE
--------------------------------------------------------------------------------
    5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) OR 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
    6.    CITIZENSHIP OR PLACE OF ORGANIZATION

                         DELAWARE
--------------------------------------------------------------------------------
                    7.   SOLE VOTING POWER
       NUMBER OF
         SHARES
      BENEFICIALLY       0
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
--------------------------------------------------------------------------------
                    8.   SHARED VOTING POWER

                         23,390
--------------------------------------------------------------------------------
                    9.   SOLE DISPOSITIVE POWER

                                           0
--------------------------------------------------------------------------------
                   10.   SHARED DISPOSITIVE POWER

                         23,390
--------------------------------------------------------------------------------
    11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         28,573
--------------------------------------------------------------------------------
    12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             [ ]
--------------------------------------------------------------------------------
    13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                         29.7%
--------------------------------------------------------------------------------
    14.   TYPE OF REPORTING PERSON

                         PN
================================================================================

----------------                                                ----------------
CUSIP No.   NONE                     13D/A                        Page 7 of 22
----------------                                                ----------------
================================================================================
    1.    NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                         AIMCO-GP, INC.
--------------------------------------------------------------------------------
    2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                          (a)[ ]
                                                                          (b)[X]
--------------------------------------------------------------------------------
    3.    SEC USE ONLY

--------------------------------------------------------------------------------
    4.    SOURCE OF FUNDS
                         NOT APPLICABLE
--------------------------------------------------------------------------------
    5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) OR 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
    6.    CITIZENSHIP OR PLACE OF ORGANIZATION

                         DELAWARE
--------------------------------------------------------------------------------
                    7.   SOLE VOTING POWER
       NUMBER OF
         SHARES
      BENEFICIALLY       0
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
--------------------------------------------------------------------------------
                    8.   SHARED VOTING POWER

                         23,390
--------------------------------------------------------------------------------
                    9.   SOLE DISPOSITIVE POWER

                         0
--------------------------------------------------------------------------------
                   10.   SHARED DISPOSITIVE POWER

                         23,390
--------------------------------------------------------------------------------
    11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         28,573
--------------------------------------------------------------------------------
    12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             [ ]
--------------------------------------------------------------------------------
    13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                         29.7%
--------------------------------------------------------------------------------
    14.   TYPE OF REPORTING PERSON

                         CO
================================================================================

----------------                                                ----------------
CUSIP No.   NONE                     13D/A                        Page 8 of 22
----------------                                                ----------------
================================================================================
    1.    NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                         APARTMENT INVESTMENT AND MANAGEMENT COMPANY
--------------------------------------------------------------------------------
    2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                          (a)[ ]
                                                                          (b)[X]
--------------------------------------------------------------------------------
    3.    SEC USE ONLY

--------------------------------------------------------------------------------
    4.    SOURCE OF FUNDS
                         NOT APPLICABLE
--------------------------------------------------------------------------------
    5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) OR 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
    6.    CITIZENSHIP OR PLACE OF ORGANIZATION

                         MARYLAND
--------------------------------------------------------------------------------
                    7.   SOLE VOTING POWER
       NUMBER OF
         SHARES
      BENEFICIALLY       0
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
--------------------------------------------------------------------------------
                    8.   SHARED VOTING POWER

                         28,573
--------------------------------------------------------------------------------
                    9.   SOLE DISPOSITIVE POWER

                         0
--------------------------------------------------------------------------------
                   10.   SHARED DISPOSITIVE POWER

                         28,573
--------------------------------------------------------------------------------
    11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         28,573
--------------------------------------------------------------------------------
    12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             [ ]
--------------------------------------------------------------------------------
    13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                         29.7%
--------------------------------------------------------------------------------
    14.   TYPE OF REPORTING PERSON

                         CO
================================================================================

                         AMENDMENT NO. 3 TO SCHEDULE 13D

         This Amendment No. 3, which relates to Class A units of limited partnership interest ("Class A Units") in Multi-Benefit Realty Fund '87-1, a California limited partnership (the "Partnership"), amends and supplements the Statement on Schedule 13D (as amended through the date hereof, the "Statement") previously filed with the Commission by Madison River Properties, L.L.C., a Delaware limited liability company ("Madison River"), AIMCO Properties, L.P., a Delaware limited partnership ("AIMCO OP"), AIMCO-GP, Inc., a Delaware corporation ("AIMCO-GP") and Apartment Investment and Management Company, a Maryland corporation ("AIMCO"). This Amendment No. 3 relates to a tender offer by Cooper River Properties, L.L.C., a Delaware limited partnership ("Cooper River") for up to 7,500 of the outstanding Class A Units of the Partnership, at a purchase price of $55.00 per Class A Unit, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 23, 1998 and the related Assignment of Partnership Interest (which, together with any supplements or amendments, collectively constitute the "Offer"). Accordingly, this Amendment No. 3 relates to Class A Units beneficially owned by Cooper River, Insignia Properties, L.P., a Delaware limited partnership ("IPLP"), Insignia Properties Trust, a Maryland real estate investment trust ("IPT"), Madison River, AIMCO OP, AIMCO-GP and AIMCO (Cooper River, IPLP, IPT, Madison River, AIMCO OP, AIMCO-GP and AIMCO are sometimes collectively referred to in this Statement as the "Reporting Persons"). Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.

         The following Items of the Statement are hereby supplemented and/or amended:

ITEM 2.  IDENTITY AND BACKGROUND.

         (a)-(c) Following the expiration of the Offer, Cooper River, IPLP and IPT became beneficial owners of Class A Units. The principal business address of each of Cooper River, IPLP and IPT is located at 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222.

              As result of the completion of the AIMCO Merger on October 1, 1998, AIMCO succeeded to Insignia Financial Group, Inc. ("Insignia") with respect to all interests owned by Insignia, including Insignia's interests in IPT and IPLP. Upon consummation of the AIMCO Merger, AIMCO and its subsidiaries contributed all of the common partnership units in IPLP which it acquired from Insignia to AIMCO OP. Accordingly, IPT remains the sole general partner of IPLP (owning approximately 66% of the total equity interests of IPLP) and AIMCO OP is the sole limited partner of IPLP (owning approximately 34% of the total equity interests in IPLP). AIMCO also owns approximately 50.7% of the outstanding common shares of IPT, with the right to acquire up to 65.4% of such shares (based upon the number of common shares of IPT outstanding as of October 1, 1998) upon AIMCO OP's exercise of its right to exchange one common partnership unit of IPLP for one common share of IPT.

              Upon consummation of the AIMCO Merger, IPLP was appointed managing member, and therefore replaced the previous managers, of Cooper River. In addition, AIMCO appointed new trustees and executive officers of IPT. The name, business address, present principal occupation or employment and citizenship of each trustee and executive officer of IPT is set forth in Schedule I to this Statement.

         (d)-(e) During the past five years none of Cooper River, IPLP or IPT, nor, to the best knowledge of Cooper River, IPLP or IPT, any of the persons listed on Schedule I, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Cooper River, IPLP or IPT or any of the persons listed on Schedule I being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a)-(b) Cooper River directly owns 5,183 Class A Units, Madison River directly owns 21,457 Class A Units and AIMCO OP directly owns 1,933 Class A Units (for an aggregate of 28,573 Class A Units), representing 5.4%, 22.3% and 2.0%, respectively, or a total of 29.7% of the outstanding Class A Units based on the 96,284 Class A Units outstanding at December 21, 1998.

         IPLP, IPT and AIMCO may be deemed to beneficially own the Class A Units directly owned by Cooper River by reason of each of IPLP's, IPT's and AIMCO's relationship with Cooper River. Cooper River is a wholly-owned subsidiary of IPLP and IPT is the sole general partner (owning approximately 70% of the total equity interests) in IPLP. AIMCO currently owns approximately 51% of the outstanding common shares of IPT, with the right to acquire up to approximately 65% of such shares (as further described in Item 2 above).

         Accordingly, for purposes of this Statement: (i) Cooper River is reporting that it that it shares the power to vote or direct the vote and the power to dispose or direct the disposition of the 5,183 Class A Units directly owned by it; (ii) IPLP and IPT are reporting that they each share the power to vote or direct the vote and the power to dispose or direct the disposition of the 5,183 Class A Units directly owned by Cooper River; (iii) Madison River is reporting that it shares the power to vote or direct the vote and the power to dispose or direct the disposition of the 21,457 Class A Units directly owned by it; (iv) AIMCO OP is reporting that it shares the power to vote or direct the vote and the power to dispose or direct the disposition of the 1,933 Class A Units directly owned by it and the 21,457 Class A Units directly owned by Madison River; (v) AIMCO-GP is reporting that it shares the power to vote or direct the vote and the power to dispose or direct the disposition of the 21,457 Class A Units directly owned by Madison River and the 1,933 Class A Units directly owned by AIMCO OP; and (vi) AIMCO is reporting that shares the power to vote or direct the vote and the power to dispose or direct the disposition of the 5,183 Class A Units directly owned by Cooper River, the 21,457 Class A Units directly owned by Madison River and the 1,933 Class A Units directly owned by AIMCO OP.

         (c) The Offer expired pursuant to its terms on Monday, December 14, 1998. On December 21, 1998, Cooper River acquired a total of 5,183 Class A Units, representing approximately 5.4% of the outstanding Class A Units, at a purchase price of $55.00 per Class A Unit.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 7.11 Agreement of Joint Filing, dated January 22, 1999, among the Reporting Persons.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 22, 1999


                                               COOPER RIVER PROPERTIES, L.L.C.

                                               By:   AIMCO Properties, L.P.,
                                                     its managing member

                                               By:   AIMCO-GP, Inc.,
                                                     its General Partner


                                               By:   /S/ PATRICK J. FOYE
                                                     -------------------------
                                                     Patrick J. Foye
                                                     Executive Vice President


                                               INSIGNIA PROPERTIES, L.P.

                                               By:   Insignia Properties Trust,
                                                     its General Partner


                                               By:   /S/ PATRICK J. FOYE
                                                     -------------------------
                                                     Patrick J. Foye
                                                     Executive Vice President


                                               INSIGNIA PROPERTIES TRUST


                                               By:   /S/ PATRICK J. FOYE
                                                     -------------------------
                                                     Patrick J. Foye
                                                     Executive Vice President


                                                MADISON RIVER PROPERTIES, L.L.C.

                                                By:   AIMCO Properties, L.P.,
                                                      its managing member

                                                By:   AIMCO-GP, Inc.,
                                                      its General Partner


                                                By:   /S/ PATRICK J. FOYE
                                                     -------------------------
                                                     Patrick J. Foye
                                                     Executive Vice President

                                                AIMCO PROPERTIES, L.P.

                                                By:   AIMCO-GP, Inc.,
                                                      its General Partner


                                                By:   /S/ PATRICK J. FOYE
                                                      -------------------------
                                                      Patrick J. Foye
                                                      Executive Vice President


                                                AIMCO-GP, INC.


                                                By:   /S/ PATRICK J. FOYE
                                                      -------------------------
                                                      Patrick J. Foye
                                                      Executive Vice President


                                                APARTMENT INVESTMENT AND
                                                MANAGEMENT COMPANY


                                                By:   /S/ PATRICK J. FOYE
                                                      -------------------------
                                                      Executive Vice President

                                   SCHEDULE I

                            INFORMATION REGARDING THE
                     TRUSTEES AND EXECUTIVE OFFICERS OF IPT

     Set forth in the table below are the name and the present principal occupations or employment and the name, principal business and address of any corporation or other organization in which such occupation or employment is conducted of each of the trustees and executive officers of IPT. Each person identified below is employed by IPT, unless otherwise indicated, and is a United States citizen. The principal business address of IPT and, unless otherwise indicated, the business address of each person identified below, is 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222. Trustees are identified by an asterisk.




NAME                       PRESENT PRINCIPAL OCCUPATION

Terry Considine*           Terry Considine has served as a Trustee and as
                           Chairman of the Board of Trustees and Chief Executive
                           Officer of IPT since October 1, 1998. Mr. Considine has been Chairman of the Board of Directors and Chief
                           Executive Officer of AIMCO since July 1994. He is the sole owner of Considine Investment Co. and prior to July 1994 was owner of approximately 75% of Property
                           Asset Management, L.L.C., a Colorado limited liability company, and its related entities
                           (collectively, "PAM"), one of AIMCO's predecessors.
                           On October 1, 1996, Mr. Considine was appointed
                           Co-Chairman and director of Asset Investors Corp. and Commercial Asset Investors, Inc., two other public real estate investment trusts, and appointed as a director of Financial Assets Management, LLC, a real estate investment trust manager. Mr. Considine has been involved as a principal in a variety of real estate activities, including the acquisition, renovation, development and disposition of properties. Mr. Considine has also controlled entities engaged in other businesses such as television broadcasting, gasoline distribution and environmental laboratories. Mr. Considine received a B.A. from Harvard College, a J.D. from Harvard Law
                           School and is admitted as a member of the Massachusetts Bar. Mr. Considine has had substantial multifamily real estate experience. From 1975 through July 1994, partnerships or other entities in which Mr. Considine had controlling interests invested in approximately 35 multifamily apartment properties and commercial real estate properties. Six of these real estate assets (four of which were multifamily apartment properties and two of which were office properties) did not generate sufficient cash flow to service their related indebtedness and were foreclosed upon by their lenders, causing pre-tax losses of approximately $11.9 million to investors and losses of approximately $2.7 million to Mr.
                           Considine.

NAME                       PRESENT PRINCIPAL OCCUPATION

Peter. K. Kompaniez*       Peter K. Kompaniez has served as President and a
                           Trustee of IPT since October 1, 1998. Mr. Kompaniez has been Vice Chairman, President and a director of AIMCO since July 1994. Since September 1993, Mr.
                           Kompaniez has owned 75% of PDI Realty Enterprises,
                           Inc., a Delaware corporation ("PDI"), one of AIMCO's predecessors, and serves as its President and Chief
                           Executive Officer. From 1986 to 1993, he served as
                           President and Chief Executive Officer of Heron
                           Financial Corporation ("HFC"), a United States holding company for Heron International, N.V.'s real estate and related assets. While at HFC, Mr.
                           Kompaniez administered the acquisition, development and disposition of approximately 8,150 apartment units (including 6,217 units that have been acquired by the AIMCO) and 3.1 million square feet of commercial real estate. Prior to joining HFC, Mr.
                           Kompaniez was a senior partner with the law firm of Loeb and Loeb where he had extensive real estate and REIT experience. Mr. Kompaniez received a B.A. from Yale College and a J.D. from the University of California (Boalt Hall). The downturn in the real estate markets in the late 1980s and early 1990s adversely affected the United States real estate operations of Heron International N.V. and its subsidiaries and affiliates (the "Heron Group").
                           During this period from 1986 to 1993, Mr. Kompaniez served as President and Chief Executive Officer of Heron Financial Corporation ("HFC"), and as a director or officer of certain other Heron Group entities. In 1993, HFC, its parent Heron
                           International, and certain other members of the Heron
                           Group voluntarily entered into restructuring agreements with separate groups of their United
                           States and international creditors. The restructuring agreement for the United States members of the Heron
                           Group generally provided for the joint assumption of certain liabilities and the pledge of unencumbered assets in support of such liabilities for the benefit of their United States creditors. As a result of the restructuring, the operations and assets of the United States members of the Heron Group were generally separated from those of Heron International and its non-United States subsidiaries. At the conclusion of the restructuring, Mr. Kompaniez commenced the operations of PDI, which was engaged to act as asset and corporate manager of the continuing
                           United States operations of HFC and the other United
                           States Heron Group members for the benefit of the United States creditors. In connection with certain transactions effected at the time of the initial public offering of AIMCO Common Stock, Mr. Kompaniez was appointed Vice Chairman of AIMCO and substantially all of the property management assets of PDI were transferred or assigned to AIMCO.

NAME                       PRESENT PRINCIPAL OCCUPATION

Thomas W. Toomey*          Thomas W. Toomey has served as Executive Vice
                           President-- Finance and a Trustee of IPT since
                           October 1, 1998. Mr. Toomey has served as Senior Vice
                           President - Finance and Administration of AIMCO since
                           January 1996 and was promoted to Executive
                           Vice-President-Finance and Administration in March
                           1997. From 1990 until 1995, Mr. Toomey served in a similar capacity with Lincoln Property Company
                           ("LPC") as well as Vice President/Senior Controller and Director of Administrative Services of Lincoln
                           Property Services where he was responsible for LPC's computer systems, accounting, tax, treasury services and benefits administration. From 1984 to 1990, he was an audit manager with Arthur Andersen & Co. where he served real estate and banking clients. From 1981 to 1983, Mr. Toomey was on the audit staff of Kenneth
                           Leventhal & Company. Mr. Toomey received a B.S. in
                           Business Administration/Finance from Oregon State
                           University and is a Certified Public Accountant.


Joel F. Bonder             Joel F. Bonder has served as Executive Vice President
                           and General Counsel of IPT since October 1, 1998. Mr.
                           Bonder was appointed Executive Vice President and
                           General Counsel of AIMCO effective December 8, 1997.
                           Prior to joining AIMCO, Mr. Bonder served as Senior
                           Vice President and General Counsel of NHP from April
                           1994 until December 1997. Mr. Bonder served as Vice
                           President and Deputy General Counsel of NHP from June
                           1991 to March 1994 and as Associate General Counsel of NHP from 1986 to 1991. From 1983 to 1985, Mr.
                           Bonder was with the Washington, D.C. law firm of Lane
                           & Edson, P.C. From 1979 to 1983, Mr. Bonder practiced with the Chicago law firm of Ross and Hardies. Mr.
                           Bonder received an A.B. from the University of Rochester and a J.D. from Washington University
                           School of Law.



Jeffrey P. Cohen           Jeffrey P. Cohen has served as Secretary of IPT since
                           October 1, 1998. Mr. Cohen currently serves as a
                           Senior Vice President of Insignia Financial Group,
                           Inc., a Delaware corporation ("Insignia").

NAME                       PRESENT PRINCIPAL OCCUPATION

Patrick J. Foye*           Patrick J. Foye has served as Executive Vice
                           President and a Trustee of IPT since October 1, 1998.
                           Mr. Foye has served as Executive Vice President of
                           AIMCO since May 1998. Prior to joining AIMCO, Mr.
                           Foye was a partner in the law firm of Skadden, Arps, Slate, Meagher & Flom LLP from 1989 to 1998 and was
                           Managing Partner of the firm's Brussels, Budapest and Moscow offices from 1992 through 1994. Mr. Foye is also Deputy Chairman of the Long Island Power
                           Authority and serves as a member of the New York
                           State Privatization Council. He received a B.A. from
                           Fordham College and a J.D. from Fordham University
                           Law School.


Robert Ty Howard           Robert Ty Howard has served as Executive Vice
                           President-- Ancillary Services of IPT since October
                           1, 1998. Mr. Howard was appointed Executive Vice
                           President - Ancillary Services in February 1998.
                           Prior to joining AIMCO, Mr. Howard served as an officer and/or director of four affiliated companies, Hecco Ventures, Craig Corporation, Reading Company and Decurion Corporation. Mr. Howard was responsible for financing, mergers and acquisitions activities, investments in commercial real estate, both nationally and internationally, cinema development and interest rate risk management. From 1983 to 1988, he was employed by Spieker Properties. Mr. Howard received a B.A. from Amherst College, a J.D. from Harvard Law School and an M.B.A. from Stanford
                           University Graduate School of Business.

NAME                       PRESENT PRINCIPAL OCCUPATION

Steven D. Ira*             Steven D. Ira has served as Executive Vice President
                           and a Trustee of IPT since October 1, 1998. Mr. Ira is a Co-Founder of AIMCO and has served as Executive
                           Vice President of AIMCO since July 1994. From 1987 until July 1994, he served as President of PAM. Prior to merging his firm with PAM in 1987, Mr. Ira acquired extensive experience in property management.
                           Between 1977 and 1981 he supervised the property management of over 3,000 apartment and mobile home units in Colorado, Michigan, Pennsylvania and Florida, and in 1981 he joined with others to form the property management firm of McDermott, Stein and Ira. Mr. Ira served for several years on the National
                           Apartment Manager Accreditation Board and is a former president of both the National Apartment Association and the Colorado Apartment Association. Mr. Ira is the sixth individual elected to the Hall of Fame of the National Apartment Association in its 54-year history. He holds a Certified Apartment Property
                           Supervisor (CAPS) and a Certified Apartment Manager designation from the National Apartment Association, a Certified Property Manager (CPM) designation from the National Institute of Real Estate Management
                           (IREM) and he is a member of the Board of Directors of the National Multi-Housing Council, the National
                           Apartment Association and the Apartment Association of Metro Denver. Mr. Ira received a B.S. from
                           Metropolitan State College in 1975.


David L. Williams          David L. Williams has served as Executive Vice
                           President-- Property Operations of IPT since October
                           1, 1998. Mr. Williams has been Executive Vice
                           President - Operations of AIMCO since January 1997.
                           Prior to joining AIMCO, Mr. Williams was Senior Vice
                           President of Operations at Evans Withycombe
                           Residential, Inc. from January 1996 to January 1997.
                           Previously, he was Executive Vice President at Equity
                           Residential Properties Trust from October 1989 to
                           December 1995. He has served on National
                           Multi-Housing Council Boards and NAREIT committees.
                           Mr. Williams also served as Senior Vice President of
                           Operations and Acquisitions of US Shelter Corporation from 1983 to 1989. Mr. Williams has been involved in the property management, development and acquisition of real estate properties since 1973. Mr. Williams received his B.A. in education and administration from the University of Washington in 1967.

NAME                       PRESENT PRINCIPAL OCCUPATION

Harry G. Alcock*           Harry G. Alcock has served as Senior Vice President--
                           Acquisitions and a Trustee of IPT since October 1,
                           1998. Mr. Alcock has served as Vice President since
                           July 1996, and was promoted to Senior Vice President
                           - Acquisitions in October 1997, with responsibility for acquisition and financing activities since July
                           1994. From June 1992 until July 1994, Mr. Alcock served as Senior Financial Analyst for PDI and HFC.
                           From 1988 to 1992, Mr. Alcock worked for Larwin
                           Development Corp., a Los Angeles based real estate developer, with responsibility for raising debt and joint venture equity to fund land acquisitions and development. From 1987 to 1988, Mr. Alcock worked for
                           Ford Aerospace Corp. He received his B.S. from San
                           Jose State University.


Troy D. Butts              Troy D. Butts has served as Senior Vice President and
                           Chief Financial Officer of IPT since October 1, 1998.
                           Mr. Butts has served as Senior Vice President and
                           Chief Financial Officer of AIMCO since November 1997.
                           Prior to joining AIMCO, Mr. Butts served as a Senior
                           Manager in the audit practice of the Real Estate
                           Services Group for Arthur Andersen LLP in Dallas,
                           Texas. Mr. Butts was employed by Arthur Andersen LLP for ten years and his clients were primarily publicly-held real estate companies, including office and multi-family real estate investment trusts. Mr.
                           Butts holds a Bachelor of Business Administration degree in Accounting from Angelo State University and is a Certified Public Accountant.


Andrew L. Farkas*          Andrew L. Farkas currently serves as a Continuing
 375 Park Avenue           Trustee of IPT since October 1, 1998. Mr. Farkas'
 Suite 3401                present principal occupation is to serve as the
 New York, New York        Chairman of the Board and Chief Executive Officer of
 10152                     Insignia, which is the parent company of an
                           international real estate organization specializing in commercial real estate services, single-family brokerage and mortgage origination, condominium and cooperative apartment management, equity co-investment and other services.


James A. Aston*            James A. Aston currently serves as a Continuing
 15 South Main Street      Trustee of IPT since October 1, 1998. Mr. Aston's
 Greenville,               present principal occupation is to serve as Chief
 South Carolina 29601      Financial Officer and member of the Office of the
                           Chairman of Insignia.

Frank M Garrison*          Frank M. Garrison currently serves as a Continuing
 102 Woodmont Boulevard    Trustee of IPT since October 1, 1998. Mr. Garrison's
 Suite 400                 present principal occupation is as a member of the
 Nashville, Tennessee      Office of the Chairman of Insignia.
 37205

NAME                       PRESENT PRINCIPAL OCCUPATION

Bryan L. Herrmann*         Bryan L. Herrmann currently serves as a Continuing
 5043 Gould Avenue         Trustee of IPT since October 1, 1998. Mr. Herrmann's
 La Canada, California     present principal occupation is as an investment
 91011                     banker and Chairman and Chief Executive Officer of
                           Base Camp 9 Corp., since 1990. Mr. Herrman served as a Trustee, Chairman of the Compensation Committee and member of the Executive Committee of the Board of Trustees of Angeles Mortgage Investment Trust from
                           1994 until September 1998. In addition to his duties at Base Camp 9 Corp., from 1992 to 1994, Mr. Herrmann served as Chief Executive Officer of Spaulding
                           Composites Company and is currently a member of its board of directors. Since 1984 Mr. Herrmann has been the general partner of MOKG 1984 Investment Partners
                           Ltd. Mr. Herrmann is a member of the board of directors of Wynn's International, Inc., a New York
                           Stock Exchange Company.



Warren M. Eckstein*        Warren M. Eckstein currently serves as a Continuing
 Warburg Dillon Read       Trustee of IPT since October 1, 1998. Mr. Eckstein's
 535 Madison Avenue        present principal occupation is as Managing Director
 6th Floor                 -- Investment Banking of Paine Webber Incorporated,
 New York, New York 10022  since October 1996. Prior to October 1996, Mr.
                           Eckstein served as Senior Vice President, Investment
                           Banking, of Dillon, Reed & Co., Inc.

                                  EXHIBIT INDEX

EXHIBIT NO.         DESCRIPTION
-----------         ------------
Exhibit 7.11        Agreement of Joint Filing, dated January 22, 1999, among the
                    Reporting Persons.


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